UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)
(Amendment No. __)*

Triumph Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
896818101
(CUSIP Number)
DBD Investors V, L.L.C.
c/o The Carlyle Group
Attention: Jeffrey W. Ferguson
1001 Pennsylvania Avenue NW
Suite 220 South
Washington, DC 20004
(202) 729-5626
Copy to:
Daniel T. Lennon, Esq.
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004-1304
(202) 637-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 16, 2010
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS DBD Investors V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,046,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,046,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,046,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,348,844 shares of common stock (“Shares”) of Triumph Group, Inc., a Delaware corporation (“Triumph” or the “Issuer”) outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) among Triumph, Vought Aircraft Industries, Inc. (“Vought”), Spitfire Merger Corporation, a wholly owned subsidiary of Triumph, and TC Group, L.L.C., as the Holder Representative, dated March 23, 2010.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TCG Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,046,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,046,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,046,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TC Group Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,046,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,046,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,046,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TC Group III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,046,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,046,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,046,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TC Group III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,046,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,046,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,046,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,896,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,896,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,896,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.1%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS CP III Coinvestment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,925

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		149,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	149,925

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,286,283

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,286,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,286,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,286,283

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,286,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,286,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS TC Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,359,785

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,359,785

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,359,785

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		640,494

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		640,494

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	640,494

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle International Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		539,452

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		539,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	539,452

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS State Board of Administration of Florida

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		248,846

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		248,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	248,846

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%(1)

14	TYPE OF REPORTING PERSON

	OO
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		199,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		199,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	199,994

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS CHYP Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		181,827

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		181,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	181,827

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		153,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		153,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	153,193

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS C/S International Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		121,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		121,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	121,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures International Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		79,395

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		79,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,395

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle-Contour Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,762

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		34,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,762

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle SBC Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,193

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle International Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,013

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,859

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		19,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,859

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle-Contour International Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,001

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,001

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

CUSIP No.	896818101	13D

1	NAMES OF REPORTING PERSONS Carlyle Investment Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

ITEM 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to the Shares. The address of the principal executive office of the Issuer is 1550 Liberty Ridge Drive, Suite 100, Wayne, PA 19087.
ITEM 2. Identity and Background
     This statement is being filed by the following persons, (each is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”):
DBD Investors V, L.L.C, a Delaware limited liability company,
TCG Holdings II, L.P., a Delaware limited partnership,
TC Group Investment Holdings, L.P., a Delaware limited partnership,
TC Group III, L.L.C., a Delaware limited liability company,
TC Group III, L.P., a Delaware limited partnership,
Carlyle Partners III, L.P., a Delaware limited partnership,
CP III Coinvestment, L.P., a Delaware limited partnership,
TCG Holdings, L.L.C., a Delaware limited liability company,
TC Group, L.L.C., a Delaware limited liability company,
TC Group II, L.L.C., a Delaware limited liability company,
Carlyle Partners II, L.P., a Delaware limited partnership,
Carlyle International Partners II, L.P., a Cayman Islands exempt limited partnership,
State Board of Administration of Florida, an agency of the Florida state government
Carlyle-Aerostructures Partners, L.P., a Delaware limited partnership,
CHYP Holdings, L.L.C., a Delaware limited liability company,
Carlyle-Aerostructures Partners II, L.P., a Delaware limited partnership,
C/S International Partners, a Cayman Islands exempt limited partnership,
Carlyle-Aerostructures International Partners, L.P., a Cayman Islands exempt limited partnership,
Carlyle-Contour Partners, L.P., a Delaware limited partnership,
Carlyle SBC Partners II, L.P., a Delaware limited partnership,
Carlyle International Partners III, L.P., a Cayman Islands exempt limited partnership,
Carlyle-Aerostructures Management, L.P., a Delaware limited partnership,
Carlyle-Contour International Partners, L.P., a Cayman Islands exempt limited partnership, and
Carlyle Investment Group, L.P., a Delaware limited partnership.
     The business address for each of DBD Investors V, L.L.C, TCG Holdings II, L.P., TC Group Investment Holdings, L.P., TC Group III, L.L.C., TC Group III, L.P., Carlyle Partners III, L.P., CP III Coinvestment, L.P., TCG Holdings, L.L.C., TC Group, L.L.C., TC Group II, L.L.C., Carlyle Partners II, L.P., Carlyle-Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle-Aerostructures Partners II, L.P., Carlyle-Contour Partners, L.P., Carlyle SBC

Partners II, L.P., Carlyle-Aerostructures Management, L.P., Carlyle Investment Group, L.P. and the State Board of Administration of Florida is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505. The telephone number is 202-729-5626.
     The business address for each of Carlyle International Partners II, L.P., C/S International Partners, Carlyle-Aerostructures International Partners, L.P., Carlyle International Partners III, L.P., and Carlyle-Contour International Partners, L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The telephone number is +1-345-949-0100.
     Carlyle Partners III, L.P. and CP III Coinvestment, L.P. are each private investment funds. Investment discretion and control over the Shares held by each of these funds is exercised by DBD Investors V, L.L.C. through its indirect subsidiary, TC Group III, L.P., which is the sole general partner of each of these funds. DBD Investors V, L.L.C. is the general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group III, L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. DBD Investors V, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of DBD Investors V, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by DBD Investors V, L.L.C. Such persons disclaim such beneficial ownership.
     Carlyle Partners II, L.P., Carlyle International Partners II, L.P., C/S International Partners, Carlyle SBC Partners II, L.P. and Carlyle International Partners III, L.P. are each private investment funds. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group II, L.L.C., which is the sole general partner of each of these funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TC Group II, L.L.C.
     CHYP Holdings, L.L.C. is a private investment fund. Investment discretion and control over the Shares held by the fund is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, Carlyle High Yield Partners, L.P. Carlyle High Yield Partners, L.P. is the sole member of CHYP Holdings, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TCG High Yield Holdings, L.L.C., which is the sole member of TCG High Yield, L.L.C., which is the sole general partner of Carlyle High Yield Partners, L.P.
     Carlyle-Aerostructures Partners, L.P., Carlyle-Aerostructures Partners II, L.P., Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., and Carlyle Investment Group, L.P. are each private investment funds. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C., which is the managing member of TC Group, L.L.C., which is the sole general partner of each of these funds.
     The State Board of Administration of Florida is an agency of the Florida state government that provides a variety of investment services to various Florida governmental entities. TC Group, L.L.C. serves as the managing member of the investment manager for the State Board of Administration of Florida. TCG Holdings, L.L.C., is the managing member of TC Group, L.L.C.
     TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of the Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.
     To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.
     The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
     During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Merger Agreement, each share of Vought common stock owned by each of the Reporting Persons was converted into the right to receive 0.303 Shares and cash consideration.
ITEM 4. Purpose of Transaction
     The acquisition of the Shares by each of the Reporting Persons pursuant to the Merger Agreement is for general investment purposes. Subject to the restrictions described below under “(d)—Stockholders Agreement,” each of the Reporting Persons may seek to sell the Shares they currently hold in the ordinary course of business.
     Each Reporting Person expects to evaluate the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer on an ongoing basis. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.
     Pursuant to the Stockholders Agreement, as defined below, certain of the Reporting Persons are entitled to nominate nominees to the board of directors of the Issuer, which will afford access to, and participation in, deliberations of the board of directors regarding the business, operations, board composition, management, strategy and future plans of the Issuer. As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include, but are not limited to, one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of Shares by members of management, issuance of options to management, or their employment by the Issuer.
     To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.
(d) Stockholders Agreement
     On March 23, 2010, Carlyle Partners III, L.P., Carlyle Partners II, L.P., Carlyle International Partners II, L.P., Carlyle-Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle-Aerostructures Partners II, L.P., CP III Coinvestment, L.P., C/S International Partners, Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners III, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., and Carlyle Investment Group, L.P., and TC Group, L.L.C. (the “Agreement Participants”) entered into a Stockholders Agreement (the “Stockholders Agreement”) with Triumph.

     Under the terms of the Stockholders Agreement, Triumph agreed to increase the size of its board of directors (the “Board”) by three and appoint Adam Palmer, Elmer Doty and an individual designated by the Agreement Participants and approved by the Company, as directors of Triumph. Effective as of the closing of the merger pursuant to the Merger Agreement on June 16, 2010 (the “Closing”), the Board expanded the size of the Board from six directors to nine and appointed Elmer L. Doty, Ralph E. Eberhart and Adam J. Palmer to the Board as the three new directors. There are no arrangements or understandings between Messrs. Doty, Eberhart or Palmer and any other person pursuant to which they were elected as directors other than the Merger Agreement and Stockholders Agreement.
     The Agreement Participants will be entitled to designate three persons to Triumph’s board of directors until they no longer hold at least 66.67% of the shares received pursuant to the Merger Agreement; the Agreement Participants will be entitled to designate two persons to Triumph’s board of directors until they no longer hold at least 33.33% of the shares received pursuant to the Merger Agreement; and the Agreement Participants will be entitled to designate one person to Triumph’s board of directors as long as they own at least 5% of Triumph’s then outstanding common stock.
     Under the Stockholders Agreement, the Agreement Participants may not transfer or hedge any of the Shares received pursuant to the Merger Agreement for one year from the Closing, and after this period the Agreement Participants will be prohibited from making transfers to certain large holders of Triumph’s common stock. Effective upon the Closing, the Agreement Participants have also agreed to customary standstill restrictions which survive until the later of (i) the date on which there are no directors on Triumph’s board designated pursuant to the Stockholder’s Agreement or (ii) the date on which the Agreement Participants own less than 10% of Triumph’s then outstanding common stock.
     In addition, for two years following the Closing, the Agreement Participants have agreed to certain non-competition restrictions with respect to business activities conducted by Vought. From the closing until December 31, 2011, the Agreement Participants have agreed that they will not solicit for employment or employ specified members of Vought’s senior management team.
     Triumph has also granted the Agreement Participants demand and piggy-back registration rights, which commence after the one-year transfer restriction period expires.
     The description of the Stockholders Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Stockholders Agreement, which is filed as Exhibit 2, to this Schedule 13D.

ITEM 5. Interest in Securities of the Issuer
(a) — (b)
     The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

						Shared
						power to
					Sole power to	dispose or
			Sole	Shared	dispose or to	to direct
	Amount		power to	power to	direct the	the
	beneficially	Percent	vote or	vote or to direct	disposition	disposition
Reporting Person	owned	of class(a)	direct the vote	the vote	of	of
DBD Investors V, L.L.C	5,046,775	20.7%	0	5,046,775	0	5,046,775
TCG Holdings II, L.P.	5,046,775	20.7%	0	5,046,775	0	5,046,775
TC Group Investment Holdings, L.P.	5,046,775	20.7%	0	5,046,775	0	5,046,775
TC Group III, L.L.C.	5,046,775	20.7%	0	5,046,775	0	5,046,775
TC Group III, L.P.	5,046,775	20.7%	0	5,046,775	0	5,046,775
Carlyle Partners III, L.P.	4,896,850	20.1%	0	4,896,850	0	4,896,850
CP III Coinvestment, L.P.	149,925	0.6%	0	149,925	0	149,925
TCG Holdings, L.L.C.	2,286,283	9.4%	0	2,286,283	0	2,286,283
TC Group, L.L.C.	2,286,283	9.4%	0	2,286,283	0	2,286,283
TC Group II, L.L.C.	1,359,785	5.6%	0	1,359,785	0	1,359,785
Carlyle Partners II, L.P.	640,494	2.6%	0	640,494	0	640,494
Carlyle International Partners II, L.P.	539,452	2.2%	0	539,452	0	539,452
State Board of Administration of Florida	248,846	1.0%	0	248,846	0	248,846
Carlyle-Aerostructures Partners, L.P.	199,994	0.8%	0	199,994	0	199,994
CHYP Holdings, L.L.C.	181,827	0.7%	0	181,827	0	181,827
Carlyle-Aerostructures Partners II, L.P.	153,193	0.6%	0	153,193	0	153,193
C/S International Partners	121,633	0.5%	0	121,633	0	121,633
Carlyle-Aerostructures International Partners, L.P.	79,395	0.3%	0	79,395	0	79,395
Carlyle-Contour Partners, L.P.	34,762	0.1%	0	34,762	0	34,762
Carlyle SBC Partners II, L.P.	29,193	0.1%	0	29,193	0	29,193
Carlyle International Partners III, L.P.	29,013	0.1%	0	29,013	0	29,013
Carlyle-Aerostructures Management, L.P.	19,859	0.1%	0	19,859	0	19,859
Carlyle-Contour International Partners, L.P.	8,001	0.0%	0	8,001	0	8,001
Carlyle Investment Group, L.P.	621	0.0%	0	621	0	621

(a)	Based on 24,348,844 Shares of Triumph outstanding, which includes 7,496,170 Shares issued on June 16, 2010 pursuant to the Merger Agreement.

     Carlyle Partners III, L.P. and CP III Coinvestment, L.P. are the record owners of 4,896,850 Shares and 149,925 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by DBD Investors V, L.L.C. through its indirect subsidiary, TC Group III, L.P., which is the sole general partner of each of these funds. DBD Investors V, L.L.C. is the general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group III, L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. DBD Investors V, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of DBD Investors V, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by DBD Investors V, L.L.C. Such persons disclaim such beneficial ownership.
     Carlyle Partners II, L.P., Carlyle International Partners II, L.P., C/S International Partners, Carlyle SBC Partners II, L.P. and Carlyle International Partners III, L.P. are the record owners of 640,494 Shares, 539,452 Shares, 121,633 Shares, 29,193 Shares, and 29,013 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group II, L.L.C., which is the sole general partner of each of these funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TC Group II, L.L.C.
     CHYP Holdings, L.L.C. is the record holder of 181,827 Shares. Investment discretion and control over the Shares held by the fund is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, Carlyle High Yield Partners, L.P. Carlyle High Yield Partners, L.P. is the sole member of CHYP Holdings, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TCG High Yield Holdings, L.L.C., which is the sole member of TCG High Yield, L.L.C., which is the general partner of Carlyle High Yield Partners, L.P.
     Carlyle-Aerostructures Partners, L.P., Carlyle-Aerostructures Partners II, L.P., Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., and Carlyle Investment Group, L.P. are the record owners of 199,994 Shares, 153,193 Shares, 79,395 Shares, 34,762 Shares, 19,859 Shares, 8,001 Shares and 621 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C., which is the managing member of TC Group, L.L.C., which is the sole general partner of each of these funds.
     The State Board of Administration of Florida is the record holder of 248,846 Shares. TC Group, L.L.C. serves as the managing member of the investment manager for the State Board of Administration of Florida. TCG Holdings, L.L.C., is the managing member of TC Group, L.L.C.
     TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of the Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Stockholders Agreement
     The Agreement Participants have entered into the Stockholders Agreement with Triumph. See “Item 4(d)—Stockholders Agreement.”
ITEM 7. Materials to be Filed as Exhibits

Exhibit
Number	Description
1	Joint Filing Agreement, dated June 28, 2010, by and among the Reporting Persons

2	Triumph Group, Inc. Stockholders Agreement, dated as of March 23, 2010, among (i) Triumph Group, Inc., a Delaware corporation, (ii) Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Island exempted limited partnership, Carlyle-Aerostructures Partners, L.P., a Delaware limited partnership, CHYP Holdings, L.L.C., a Delaware limited liability company, Carlyle-Aerostructures Partners II, L.P., a Delaware limited partnership, CP III Coinvestment, L.P., a Delaware limited partnership, C/S International Partners, a Cayman Island exempted limited partnership, Carlyle-Aerostructures International Partners, L.P., a Cayman Island exempted limited partnership, Carlyle-Contour Partners, L.P., a Delaware limited partnership, Carlyle SBC Partners II, L.P., a Delaware limited partnership, Carlyle International Partners III, L.P., a Cayman Island exempted limited partnership, Carlyle-Aerostructures Management, L.P., a Delaware limited partnership, Carlyle-Contour International Partners, L.P., a Cayman Island exempted limited partnership, and Carlyle Investment Group, L.P., a Delaware limited partnership and (iii) TC Group, L.L.C., a Delaware limited liability company. (incorporated by reference to Exhibit 10.1 to the Current Report filed by Triumph Group, Inc. on Form 8-K on March 23, 2010.)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 28, 2010

DBD Investors V, L.L.C.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG Holdings II, L.P. By: DBD Investors V, L.L.C., as its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC Group Investment Holdings, L.P. By: TCG Holdings II, L.P., as its general partner By: DBD Investors V, L.L.C., as its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC Group III, L.L.C. By: TC Group Investment Holdings, L.P., as its managing member By: TCG Holdings II, L.P., as its general partner By: DBD Investors V, L.L.C., as its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC Group III, L.P.

By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing        member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle Partners III, L.P.

By: TC Group III, L.P., as its general partner
By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing        member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

CP III Coinvestment, L.P.

By: TC Group III, L.P., as its general partner
By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing        member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG Holdings, L.L.C.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC Group, L.L.C. By: TCG Holdings, L.L.C., as its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC Group II, L.L.C. By: TC Group, L.L.C., its sole member By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle Partners II, L.P. By: TC Group II, L.L.C., its general partner By: TC Group, L.L.C., its sole member By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle International Partners II, L.P. By: TC Group II, L.L.C., its general partner By: TC Group, L.L.C., its sole member By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

State Board of Administration of Florida
Separate account maintained pursuant to an Investment
Management Agreements dated as of September 6, 1996
between the State Board of Administration of Florida,
Carlyle Investment Group, L.P. and Carlyle Investment
Management L.L.C.

By: Carlyle Investment Management L.L.C., as investment        manager
By: TC Group, L.L.C., its managing member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle-Aerostructures Partners, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

CHYP Holdings, L.L.C.

By: Carlyle High Yield Partners, L.P., its sole member
By: TCG High Yield, L.L.C., its general partner
By: TCG High Yield Holdings, L.L.C., its sole member
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle-Aerostructures Partners II, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

C/S International Partners By: TC Group II, L.L.C., its general partner By: TC Group, L.L.C., its sole member By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle-Aerostructures International Partners, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle-Contour Partners, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle SBC Partners II, L.P. By: TC Group II, L.L.C., its general partner By: TC Group, L.L.C., its sole member By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle International Partners III, L.P. By: TC Group II, L.L.C., its general partner By: TC Group, L.L.C., its sole member By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle-Aerostructures Management, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle-Contour International Partners, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Carlyle Investment Group, L.P. By: TC Group, L.L.C., its general partner By: TCG Holdings, L.L.C., its managing member
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship
William E. Conway, Jr.	Mr. Conway is a managing member of TCG Holdings, L.L.C. and DBD Investors V, L.L.C. Mr. Conway is a Founder of The Carlyle Group,	United States of America

Daniel A. D’Aniello	Mr. D’Aniello is a managing member of TCG Holdings, L.L.C. and DBD Investors V, L.L.C. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is a managing member of TCG Holdings, L.L.C. and DBD Investors V, L.L.C. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America